SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            CPI Aerostructures, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     125919
            ---------------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                          201 South Biscayne Boulevard
                                   Suite 2950
                              Miami, Florida 33131
                                 (305) 536-8500
- -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                     December 13, 1996 and December 16, 1996
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- ---------------                                              -----------------
CUSIP NO. 125919                                             PAGE 2 OF 6 PAGES
- ---------------                                              -----------------

- -------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Steven N. Bronson
- -------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [ ]

- -------------------------------------------------------------------------------
    3        SEC USE ONLY


- -------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

             PF
- -------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                            [ ]
- -------------------------------------------------------------------------------
    6        CITIZENSHIP OF PLACE OF ORGANIZATION

             USA
- -------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

          NUMBER OF                          307,390
            SHARES                  -------------------------------------------
         BENEFICIALLY               8        SHARED VOTING POWER
           OWNED BY
             EACH                            166,667
          REPORTING                 -------------------------------------------
            PERSON                  9        SOLE DISPOSITIVE POWER
             WITH
                                             307,390
                                    -------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                             166,667
- -------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             474,057
- -------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       [ ]

- -------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.0%
- -------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.       SECURITY AND ISSUER

              Except as expressly amended and restated below, the Schedule 13D, as heretobefore filed on behalf of Steven N. Bronson and Private Opportunity Partners, Ltd., a Florida limited partnership (the "Partnership"), and as subsequently amended, with respect to the Shares of Common Stock (the "Common Shares") of CPI Aerostructures, Inc., a New York corporation (the "Issuer"), remains in full force and effect.

ITEM 2.       IDENTITY AND BACKGROUND

              (a) This Statement on Schedule 13D is being filed on behalf of Steven N. Bronson.

              (b) Mr. Bronson's business address is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131.

              (c) Mr. Bronson is President of Barber & Bronson Incorporated ("B&B"), a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). Other officers and directors of B&B include Bruce C. Barber, James S. Cassel, Eric R. Elliott and Barry J. Booth.

              (d) Mr. Bronson was not, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Mr. Bronson was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

              (f) Mr. Bronson is a citizen of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Mr. Bronson acquired the Issuer's Common Shares and warrants to purchase Common Shares utilizing his personal funds and funds borrowed from B&B. Mr. Bronson also acquired warrants to purchase Common Shares in consideration for certain services rendered to the Issuer.

ITEM 4.       PURPOSE OF TRANSACTION

              Mr. Bronson acquired securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his position in the Issuer.

              As of the date of the event which required filing of this Statement on Schedule 13D, Mr. Bronson did not have had any plans or proposals which may relate or would result in:

              (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

              (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

              (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

              (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

              (e) any material change in the present capitalization or dividend policy of the Issuer;

              (f) any other material change in the Issuer's business or corporate structure;

              (g) changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

              (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

              (j) any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 474,057 Common Shares, representing approximately 8.0% of the total Common Shares deemed outstanding. Such Common Shares include 187,500 Common Shares held of record, and 119,890 Common Shares issuable upon exercise of Consultant's Warrants (as defined below) issued to Mr. Bronson pursuant to a Financial Consulting Agreement dated April 3, 1996 between the Issuer and B&B (the "Consulting Agreement") and with respect to which Mr. Bronson may be deemed to have sole voting and dispositive power. In addition, Mr. Bronson may be deemed to beneficially own 166,667 Common Shares held of record by B&B as its President and with respect to which Mr. Bronson may be deemed to share voting and dispositive power.

                    In addition to the foregoing, Mr. Barber beneficially owns 144,593 Common Shares, consisting of 94,667 Common Shares held of record, and 49,926 Common Shares issuable upon exercise of Consultant's Warrants. Mr. Cassel beneficially owns 169,332 Common Shares, consisting of (i) 102,499 Common Shares held of record by Mr. Cassel and his spouse and 14,333 Common Shares held of record by Mr. Cassel's IRA; and (ii) 52,500 Common Shares issuable upon exercise of Consultant's Warrants. Eric R. Elliott beneficially owns 48,018 Common Shares, consisting of 33,334 Common Shares held of record, and 14,684 Common Shares issuable upon exercise of Consultant's Warrants. Barry J. Booth beneficially owns 6,333 Common Shares, consisting of 3,000 Common Shares issuable upon exercise of Consultant's Warrants and 3,333 Common Shares held of record.

                    Mr. Barber, Mr. Cassel, Mr. Elliott and Mr. Booth disclaim beneficial ownership of the Common Shares owned of record by each other and by Mr. Bronson. Mr. Bronson also disclaims beneficial ownership of the Common Shares beneficially owned by Mr. Barber, Mr. Cassel, Mr. Elliott and Mr. Booth.

                    The foregoing Common Shares do not include any Common Shares held of record in the trading account of B&B and, with respect to which Common Shares, each of the foregoing persons disclaims beneficial ownership.

              (c) On April 3, 1996, the Issuer entered into the Consulting Agreement with B&B pursuant to which B&B, or its assignees, were granted warrants to purchase 300,000 Common Shares at $1.00 per Common Share (the "Consultant's Warrants"). The Consultant's Warrants were issued to Steven N. Bronson, Bruce C. Barber, James S. Cassel, Eric R. Elliott and Barry J. Booth, among others.

                    On June 18, 1996, the Issuer completed a private placement (the "Private Placement") under Regulation D promulgated under the Securities Act of 1933, as amended, of 82 Units (the "Units"), each Unit consisting of 25,000 Common Shares and five-year Redeemable Class B Common Share Purchase Warrants to purchase 12,500 Common Shares at $2.00 per Common Share (the "Placement Warrants"). Among others, Steven N. Bronson, Bruce C. Barber, James
S. Cassel and Eric R. Elliott purchased Units in this Private Placement. B&B acted as placement agent for the Private Placement. Upon consummation of the Private Placement, the Issuer sold to B&B, or its assigns, for nominal consideration, the Placement Agent's Warrants to purchase 8.2 additional Units for a five-year period at a purchase price of $25,000 per Unit (the "Placement Agent's Warrants"). The Placement Agent's Warrants were issued to Mr. Bronson, Mr. Barber, Mr. Cassel and Mr. Elliott, among others.

                    The Partnership previously owned Common Shares and Placement Warrants to purchase Common Shares. On each of September 19, 1996 and September 24, 1996, the Partnership sold, in open market transactions, 50,000 Common Shares at a price of $2.437 and $2.25 per share, respectively. On December 13, 1996, the Partnership sold to B&B the Placement Warrants to purchase 125,000 Common Shares for $62,500. On December 13, 1996 and December 16, 1996, the Partnership sold, in open market transactions, 100,000 and 50,000 Common Shares, respectively, at a price of $2.313 and $2.25 per share, respectively. The Partnership no longer owns any securities of the Issuer.

                    On October 31, 1996, and December 10, 1996, Mr. Bronson sold, in open market transactions, 15,000 and 10,000 Common Shares, respectively, at a price of $2.06 and $2.375 per share, respectively.

                    On June 27, 1997, the Issuer announced that it was adjusting the exercise rate of the Placement Warrants and Placement Agent's Warrants (collectively the "Warrants") to increase the number of Common Shares issuable upon the exercise of each Warrant from 1 Common Share to 1.33336 Common Shares effective June 27, 1997 and for the period ended July 28, 1997, which was subsequently extended to August 4, 1997. The Warrants held by Messrs. Bronson, Cassel, Elliot and Booth and B&B were subsequently exercised on August 4, 1997 utilizing their personal funds.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

              (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              None.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              None.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  As of September 9, 1997            /s/ Steven N. Bronson
                                           ---------------------
                                               Steven N. Bronson